Registration No.  333-30268
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 411

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on February 24, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                 COMMUNICATIONS SELECT PORTFOLIO SERIES
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 2
                   COMMUNICATIONS PORTFOLIO, SERIES 6
                         JAPAN PORTFOLIO SERIES
                    SEMICONDUCTOR PORTFOLIO, SERIES 4

                                 FT 411


FT 411 is a series of a unit investment trust, the FT Series. FT 411 consists of five separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


            The date of this prospectus is February 24, 2000

                    Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           17
Portfolios                                              18
Risk Factors                                            20
Portfolio Securities Descriptions                       21
Public Offering                                         27
Distribution of Units                                   30
The Sponsor's Profits                                   31
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        34
Rights of Unit Holders                                  34
Income and Capital Distributions                        35
Redeeming Your Units                                    35
Removing Securities from a Trust                        36
Amending or Terminating the Indenture                   37
Information on the Sponsor, Trustee and Evaluator       38
Other Information                                       39

                  Summary of Essential Information

                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                      Communications      Semiconductor
                                                                                      Select Portfolio    Select Portfolio
                                                                                      Series              Series 2
                                                                                      ____________        ____________
Initial Number of Units (1)                                                               14,997              14,994
Fractional Undivided Interest in the Trust per Unit (1)                                 1/14,997            1/14,994
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                                  $     .325          $     .325
    Less Deferred Sales Charge per Unit                                               $    (.225)         $    (.225)
    Public Offering Price per Unit (4)                                                $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $    9.675          $    9.675
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                                  $    9.675          $    9.675
Cash CUSIP Number                                                                     30265K 169          30265K 227
Reinvestment CUSIP Number                                                             30265K 177          30265K 235
Wrap CUSIP Number                                                                     30265K 185          30265K 243
Security Code                                                                              58241               58229

Mandatory Termination Date (6)              August 24, 2001
First Settlement Date                       February 29, 2000
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 411


At the Opening of Business on the Initial Date of Deposit-February 24, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   Communications       Japan              Semiconductor
                                                                   Portfolio, Series 6  Portfolio Series   Portfolio, Series 4
                                                                   ___________          ___________         __________________
Initial Number of Units (1)                                            14,997              237,097              14,994
Fractional Undivided Interest in the Trust per Unit (1)              1/14,997            1/237,097            1/14,994
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)  $    9.900           $    9.900          $    9.900
   Maximum Sales Charge of 4.50% of the Public Offering
       Price per Unit (4.545% of the net amount invested, exclusive
       of the deferred sales charge) (3)                           $     .450           $     .450          $     .450
   Less Deferred Sales Charge per Unit                             $    (.350)          $    (.350)         $    (.350)
   Public Offering Price per Unit (4)                              $   10.000           $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $    9.550           $    9.550          $    9.550
Redemption Price per Unit (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                   $    9.550           $    9.550          $    9.550
Cash CUSIP Number                                                  30265K 250           30265K 284          30265K 318
Reinvestment CUSIP Number                                          30265K 268           30265K 292          30265K 326
Wrap CUSIP Number                                                  30265K 276           30265K 300          30265K 334
Security Code                                                           58244                58238               58232

Mandatory Termination Date (6)         February 15, 2005
First Settlement Date                  February 29, 2000
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                         Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                           Communications          Semiconductor
                                                                           Select Portfolio        Select Portfolio
                                                                           Series                  Series 2
                                                                           ________________        ________________
                                                                                       Amount                  Amount
                                                                                       per Unit                per Unit
                                                                                       ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                       3.25%       $ .325      3.25%       $ .325
                                                                           ======      ======      ======      ======
Initial sales charge (paid at time of purchase)                            1.00%(a)    $ .100      1.00%(a)    $ .100
Deferred sales charge
(paid in installments or at redemption)                                    2.25%(b)      .225      2.25%(b)      .225

Maximum sales charge imposed on reinvested dividends                       2.25%       $ .225      2.25%       $ .225

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                               .260%(c)    $.0260      .260%(c)    $.0260
                                                                           ======      ======      ======      ======

Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                                     .079%       $.0080      .079%       $.0080
Creation and development fee                                               .250%(d)     .0248      .250%(d)     .0248
Trustee's fee and other operating expenses                                 .116%(e)     .0117      .116%(e)     .0117
                                                                           ______      ______      ______      ______
  Total                                                                    .445%       $.0445      .445%       $.0445
                                                                           ======      ======      ======      ======

                                                        Communications          Japan               Semiconductor
                                                        Portfolio Series 6      Portfolio Series       Portfolio Series 4
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                    4.50%       $ .450      4.50%       $ .450      4.50%       $ .450
                                                        ======      ======      ======      ======      ======      ======
Initial sales charge (paid at time of purchase)         1.00%(a)    $ .100      1.00%(a)    $ .100      1.00%(a)    $ .100
Deferred sales charge
(paid in installments or at redemption)                 3.50%(b)      .350      3.50%(b)      .350      3.50%(b)      .350

Maximum sales charge imposed on reinvested dividends    3.50%       $ .350      3.50%       $ .350      3.50%       $ .350

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                            .225%(c)    $.0225      .225%(c)    $.0225      .225%(c)    $.0225
                                                        ======      ======      ======      ======      ======      ======

Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                                     .100%       $.0098      .100%       $.0098      .100%       $.0098
Creation and development fee                            .250%(d)     .0245      .250%(d)     .0245      .250%(d)     .0245
Trustee's fee and other operating expenses              .152%(e)     .0149      .254%(e)     .0249      .152%(e)     .0149
                                                        ______      ______      ______      ______      ______      ______
Total                                                   .502%       $.0492      .604%       $.0592      .502%       $.0492
                                                        ======      ======      ======      ======      ======      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year    18 Months (f)   3 Years   5 Years
                                                          ______    _____________   _______   _______
Communications Select Portfolio Series                    $396      $418            $ -       $ -
Semiconductor Select Portfolio, Series 2                   396        418             -         -
Communications Portfolio, Series 6                         523        N.A.           625       737
Japan Portfolio Series                                     533        N.A.           656       790
Semiconductor Portfolio, Series 4                          523        N.A.           625       737

The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% in the case of the Select Portfolio Series and 4.50% in the case of the Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit in the case of the Select Portfolio Series and $.350 per Unit in the case of the Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing September 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than
 .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment.

(e) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating the Trusts' registration statements, but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 411


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 411, comprised of the Communications Select Portfolio Series; Semiconductor Select Portfolio, Series 2; Communications Portfolio, Series 6; Japan Portfolio Series; and Semiconductor Portfolio, Series 4, as of the opening of business on February 24, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on February 24, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 411, comprised of the Communications Select Portfolio Series; Semiconductor Select Portfolio, Series 2; Communications Portfolio, Series 6; Japan Portfolio Series; and Semiconductor Portfolio, Series 4, at the opening of business on February 24, 2000 in conformity with accounting principles generally accepted in the United States.



                                                 ERNST & YOUNG LLP


Chicago, Illinois
February 24, 2000

                    Statements of Net Assets

                                 FT 411


At the Opening of Business on the Initial Date of Deposit-February 24, 2000


                                                                                            Communications     Semiconductor
                                                                                            Select Portfolio   Select Portfolio
                                                                                            Series             Series 2
                                                                                            __________         ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                          $148,469           $148,438
Less liability for reimbursement to Sponsor for organization costs (3)                          (390)              (390)
Less liability for deferred sales charge (4)                                                  (3,374)            (3,374)
                                                                                            ________           ________
Net assets                                                                                  $144,705           $144,674
                                                                                            ========           ========
Units outstanding                                                                             14,997             14,994

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                       $149,969           $149,937
Less maximum sales charge (5)                                                                 (4,874)            (4,873)
Less estimated reimbursement to Sponsor for organization costs (3)                              (390)              (390)
                                                                                            ________           ________
Net assets                                                                                  $144,705           $144,674
                                                                                            ========           ========

______________

See "Notes to Statements of Net Assets" on page 9.

                    Statements of Net Assets

                                 FT 411


At the Opening of Business on the Initial Date of Deposit-February 24, 2000


                                                                         Communications    Japan               Semiconductor
                                                                         Portfolio         Portfolio           Portfolio
                                                                         Series 6          Series              Series 4
                                                                         ______________    ____________        _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)       $148,469          $2,347,261          $148,438
Less liability for reimbursement to Sponsor for organization costs (3)       (337)             (5,335)             (337)
Less liability for deferred sales charge (4)                               (5,249)            (82,984)           (5,248)
                                                                         ________          __________          _________
Net assets                                                               $142,883          $2,258,942          $142,853
                                                                         ========          ==========          =========
Units outstanding                                                          14,997             237,097            14,994

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                    $149,969          $2,370,971          $149,937
Less maximum sales charge (5)                                              (6,749)           (106,694)           (6,747)
Less estimated reimbursement to Sponsor for organization costs (3)           (337)             (5,335)             (337)
                                                                         ________          __________          ________
Net assets                                                               $142,883          $2,258,942          $142,853
                                                                         ========          ==========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $3,500,000 will be allocated among each of the five Trusts in FT 411, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.350 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on September 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through January 19, 2001. If you redeem your Units before January 19, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

                 Communications Select Portfolio Series
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                    Percentage
                                                                                    of Aggregate  Market      Cost of
Number        Ticker Symbol and                                                     Offering      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Price         Share       the Trust (2)
_________     _____________________________________                                 _________     ______      _____________
              COMMUNICATIONS SERVICES(DOMESTIC)
              __________________________
127           T          AT&T Corp.                                                   4%          $ 46.875    $  5,953
119           BEL        Bell Atlantic Corporation                                    4%            50.063       5,958
128           WCOM       MCI WorldCom, Inc.                                           4%            46.438       5,944
126           Q          Qwest Communications International Inc.                      4%            47.063       5,930
170           SBC        SBC Communications Inc.                                      4%            35.000       5,950

              COMMUNICATIONS SERVICES(FOREIGN)
              __________________________
 66           DT         Deutsche Telekom AG (ADR)                                    4%            89.938       5,936
 32           TI         Telecom Italia SpA (ADR)                                     4%           183.000       5,856
 69           TEF        Telefonica S.A. (ADR)                                        4%            86.625       5,977
 88           TMX        Telefonos de Mexico S.A. (ADR)                               4%            67.125       5,907

              COMMUNICATIONS EQUIPMENT
              _____________________
135           ADCT       ADC Telecommunications, Inc.                                 4%            44.000       5,940
 32           CMVT       Comverse Technology, Inc.                                    4%           184.563       5,906
113           LU         Lucent Technologies Inc.                                     4%            52.750       5,961
 50           NT         Nortel Networks Corporation (3)                              4%           119.438       5,972
110           TLAB       Tellabs, Inc.                                                4%            53.813       5,919

              FIBER OPTICS
              __________
 25           JDSU       JDS Uniphase Corporation                                     4%           235.500       5,888

              NETWORKING PRODUCTS
              _______________
 43           CSCO       Cisco Systems, Inc.                                          4%           138.625       5,961
 74           CMTN       Copper Mountain Networks, Inc.                               4%            80.250       5,938

              WIRELESS COMMUNICATIONS
              _____________________
 65           ERICY      L.M. Ericsson AB (ADR)                                       4%            91.875       5,972
 37           MOT        Motorola, Inc.                                               4%           160.438       5,936
 29           NOK        Nokia Oy (ADR)                                               4%           203.250       5,894
 40           QCOM       QUALCOMM Incorporated                                        4%           146.875       5,875
103           VOD        Vodafone AirTouch Plc (ADR)                                  4%            57.813       5,955

              SEMICONDUCTORS
              ____________
 48           CNXT       Conexant Systems, Inc.                                       4%           124.000       5,952
 36           PMCS       PMC-Sierra, Inc. (3)                                         4%           167.313       6,023
 83           VTSS       Vitesse Semiconductor Corporation                            4%            71.875       5,966
                                                                                  ______                      _________
                               Total Investments                                    100%                      $148,469
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

                Semiconductor Select Portfolio, Series 2
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                    Percentage
                                                                                    of Aggregate   Market     Cost of
Number        Ticker Symbol and                                                     Offering       Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                      Price          Share      the Trust (2)
_________     _____________________________________                                 _________      ______     _____________
              Semiconductors
              _____________
 81           ALTR       Altera Corporation                                           4%           $ 73.000   $  5,913
 40           ADI        Analog Devices, Inc.                                         4%            148.000      5,920
 26           AMCC       Applied Micro Circuits Corporation                           4%            228.375      5,938
 32           BRCM       Broadcom Corporation (Class A)                               4%            186.000      5,952
 48           CNXT       Conexant Systems, Inc.                                       4%            124.000      5,952
 54           INTC       Intel Corporation                                            4%            109.063      5,889
102           LSI        LSI Logic Corporation                                        4%             58.063      5,922
 58           LLTC       Linear Technology Corporation                                4%            102.875      5,967
103           MXIM       Maxim Integrated Products, Inc.                              4%             57.875      5,961
120           MCHP       Microchip Technology Inc.                                    4%             49.438      5,933
 37           MOT        Motorola, Inc.                                               4%            160.438      5,936
 88           NSM        National Semiconductor Corporation                           4%             67.813      5,968
 36           PMCS       PMC-Sierra, Inc. (3)                                         4%            167.313      6,023
 44           QLGC       QLogic Corporation                                           4%            135.313      5,954
 60           RFMD       RF Micro Devices, Inc.                                       4%             98.375      5,902
 29           STM        STMicroelectronics NV (ADR)                                  4%            203.125      5,891
 40           TXN        Texas Instruments, Inc.                                      4%            147.125      5,885
 54           TQNT       TriQuint Semiconductor, Inc.                                 4%            110.500      5,967
 83           VTSS       Vitesse Semiconductor Corporation                            4%             71.875      5,966
 87           XLNX       Xilinx, Inc.                                                 4%             68.000      5,916

              Semiconductor Equipment
              _____________________
 44           ASML       ASM Lithography Holding NV (3)                               4%            135.125      5,945
 33           AMAT       Applied Materials, Inc.                                      4%            181.000      5,973
 82           KLAC       KLA-Tencor Corporation                                       4%             72.313      5,930
108           NVLS       Novellus Systems Inc.                                        4%             54.875      5,927
 73           TER        Teradyne, Inc.                                               4%             80.938      5,908
                                                                                  ______                      ________
                               Total Investments                                    100%                      $148,438
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 15.

                        Schedule of Investments

                   Communications Portfolio, Series 6
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                    Percentage
                                                                                    of Aggregate  Market      Cost of
Number        Ticker Symbol and                                                     Offering      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Price         Share       the Trust (2)
_________     _____________________________________                                 _________     ______      _____________
              COMMUNICATIONS SERVICES (DOMESTIC)
              __________________________
127           T          AT&T Corp.                                                   4%          $ 46.875    $  5,953
119           BEL        Bell Atlantic Corporation                                    4%            50.063       5,958
128           WCOM       MCI WorldCom, Inc.                                           4%            46.438       5,944
126           Q          Qwest Communications International Inc.                      4%            47.063       5,930
170           SBC        SBC Communications Inc.                                      4%            35.000       5,950

              COMMUNICATIONS SERVICES (FOREIGN)
              __________________________
 66           DT         Deutsche Telekom AG (ADR)                                    4%            89.938       5,936
 32           TI         Telecom Italia SpA (ADR)                                     4%           183.000       5,856
 69           TEF        Telefonica S.A. (ADR)                                        4%            86.625       5,977
 88           TMX        Telefonos de Mexico S.A. (ADR)                               4%            67.125       5,907

              COMMUNICATIONS EQUIPMENT
              _____________________
135           ADCT       ADC Telecommunications, Inc.                                 4%            44.000       5,940
 32           CMVT       Comverse Technology, Inc.                                    4%           184.563       5,906
113           LU         Lucent Technologies Inc.                                     4%            52.750       5,961
 50           NT         Nortel Networks Corporation (3)                              4%           119.438       5,972
110           TLAB       Tellabs, Inc.                                                4%            53.813       5,919

              FIBER OPTICS
              __________
 25           JDSU       JDS Uniphase Corporation                                     4%           235.500       5,888

              NETWORKING PRODUCTS
              _______________
 43           CSCO       Cisco Systems, Inc.                                          4%           138.625       5,961
 74           CMTN       Copper Mountain Networks, Inc.                               4%            80.250       5,938

              WIRELESS COMMUNICATIONS
              _____________________
  65          ERICY      L.M. Ericsson AB (ADR)                                       4%            91.875       5,972
  37          MOT        Motorola, Inc.                                               4%           160.438       5,936
  29          NOK        Nokia Oy (ADR)                                               4%           203.250       5,894
  40          QCOM       QUALCOMM Incorporated                                        4%           146.875       5,875
 103          VOD        Vodafone AirTouch Plc (ADR)                                  4%            57.813       5,955

              SEMICONDUCTORS
              ____________
  48          CNXT       Conexant Systems, Inc.                                       4%           124.000       5,952
  36          PMCS       PMC-Sierra, Inc. (3)                                         4%           167.313       6,023
  83          VTSS       Vitesse Semiconductor Corporation                            4%            71.875       5,966
                                                                                  ______                      ________
                               Total Investments                                    100%                      $148,469
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 15.

                           Schedule of Investments

                         Japan Portfolio Series
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                   Percentage
                                                                                   of Aggregate  Market      Cost of
Number                                                                             Offering      Value per   Securities to
of Shares     Name of Issuer of Securities (1) (4)                                 Price         Share       the Trust (2)
_________     _____________________________________                                _________     ______      _____________
              Automobiles
              _____________
2,000         Honda Motor Co., Ltd.                                                3.07%         $   35.974  $   71,949
2,000         Toyota Motor Corporation                                             3.43%             40.291      80,583

              Chemicals
              _____________
1,000         Shin-Etsu Chemical Co., Ltd.                                         2.20%             51.713      51,713

              Computer Hardware
              _____________
2,000         Fujitsu Limited                                                      2.56%             30.039      60,077

              Communications Equipment
              _____________
3,000         NEC Corporation                                                      2.68%             21.000      63,000

              Consumer Electronics
              _____________
3,000         Matsushita Electric Industrial Company, Ltd.                         3.36%             26.306      78,919
3,000         Sharp Corporation                                                    2.22%             17.394      52,181
  300         Sony Corporation                                                     3.45%            269.808      80,943

              Consumer Finance
              _____________
  500         ACOM Co., Ltd.                                                       2.48%            116.467      58,234

              Cosmetics
              _____________
  300         Fancl Corporation                                                    2.79%            218.545      65,563

              Electrical Equipment
              _____________
4,000         Hitachi Ltd.                                                         2.26%             13.275      53,098

              Electronic Components
              _____________
  400         Citizen Electronics Co., Ltd.                                        2.61%            152.891      61,157
  300         Kyocera Corporation                                                  2.09%            163.234      48,970
1,000         Murata Manufacturing Co., Ltd.                                       7.43%            174.476     174,476
1,000         Taiyo Yuden Co., Ltd.                                                2.04%             47.936      47,936

              Internet
              _______
  100         SOFTBANK Corp.                                                       6.02%          1,411.997     141,200

              Office Equipment
              ______________
2,000         Canon Inc.                                                           3.43%             40.291      80,583
3,000         Ricoh Company, Ltd.                                                  2.18%             17.016      51,048

              Pharmaceutical
              ______________
3,000         Sankyo Company, Ltd.                                                 2.76%             21.585      64,754
1,000         Takeda Chemical Industries, Ltd.                                     2.32%             54.411      54,411
2,000         Yamanouchi Pharmaceutical Co., Ltd.                                  3.78%             44.339      88,677

                    Schedule of Investments (cont'd.)

                         Japan Portfolio Series
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                   Percentage
                                                                                   of Aggregate Market         Cost of
Number                                                                             Offering     Value per      Securities to
of Shares     Name of Issuer of Securities (1) (4)                                 Price        Share          the Trust (2)
_________     _____________________________________                                _________    ______         _________
              Retail
              ______
1,000         Ito-Yokado Co., Ltd.                                                 3.03%        $    71.139    $   71,139

              Security
              ______
1,000         SECOM Co., Ltd.                                                      3.51%             82.382        82,382
              Semiconductor & Semiconductor Equipment
              ________________________________
  200         ROHM Co., Ltd.                                                       2.53%            296.789        59,358
1,000         Tokyo Electron Ltd.                                                  5.83%            136.883       136,883

              Telecommunication Services
              ____________________
  100         Hikari Tsushin, Inc.                                                 7.66%          1,798.723       179,872
    4         NTT Data Corporation                                                 3.04%         17,807.357        71,229
    3         NTT Mobile Communications Network, Inc.                              4.38%         34,265.671       102,797

              Video Games & Software
              ____________________
  300         Konami Co., Ltd.                                                     2.18%            170.879        51,264
  300         Nintendo Company Ltd.                                                2.68%            209.551        62,865
                                                                                  _______                      __________
                    Total Investments                                               100%                       $2,347,261
                                                                                  ======                       ==========

_____________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                    Semiconductor Portfolio, Series 4
                                 FT 411


                    At the Opening of Business on the
                Initial Date of Deposit-February 24, 2000


                                                                                    Percentage
                                                                                    of Aggregate   Market     Cost of
Number        Ticker Symbol and                                                     Offering       Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                      Price          Share      the Trust (2)
_________     _____________________________________                                 _________      ______     _____________
              Semiconductors
              _____________
 81           ALTR       Altera Corporation                                           4%           $ 73.000   $  5,913
 40           ADI        Analog Devices, Inc.                                         4%            148.000      5,920
 26           AMCC       Applied Micro Circuits Corporation                           4%            228.375      5,938
 32           BRCM       Broadcom Corporation (Class A)                               4%            186.000      5,952
 48           CNXT       Conexant Systems, Inc.                                       4%            124.000      5,952
 54           INTC       Intel Corporation                                            4%            109.063      5,889
102           LSI        LSI Logic Corporation                                        4%             58.063      5,922
 58           LLTC       Linear Technology Corporation                                4%            102.875      5,967
103           MXIM       Maxim Integrated Products, Inc.                              4%             57.875      5,961
120           MCHP       Microchip Technology Inc.                                    4%             49.438      5,933
 37           MOT        Motorola, Inc.                                               4%            160.438      5,936
 88           NSM        National Semiconductor Corporation                           4%             67.813      5,968
 36           PMCS       PMC-Sierra, Inc. (3)                                         4%            167.313      6,023
 44           QLGC       QLogic Corporation                                           4%            135.313      5,954
 60           RFMD       RF Micro Devices, Inc.                                       4%             98.375      5,902
 29           STM        STMicroelectronics NV (ADR)                                  4%            203.125      5,891
 40           TXN        Texas Instruments, Inc.                                      4%            147.125      5,885
 54           TQNT       TriQuint Semiconductor, Inc.                                 4%            110.500      5,967
 83           VTSS       Vitesse Semiconductor Corporation                            4%             71.875      5,966
 87           XLNX       Xilinx, Inc.                                                 4%             68.000      5,916

              Semiconductor Equipment
              _____________________
 44           ASML       ASM Lithography Holding NV (3)                               4%            135.125      5,945
 33           AMAT       Applied Materials, Inc.                                      4%            181.000      5,973
 82           KLAC       KLA-Tencor Corporation                                       4%             72.313      5,930
108           NVLS       Novellus Systems Inc.                                        4%             54.875      5,927
 73           TER        Teradyne, Inc.                                               4%             80.938      5,908
                                                                                  ______                      ________
                               Total Investments                                    100%                      $148,438
                                                                                  ======                      ========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on February 24, 2000. Each Select Portfolio Series has a Mandatory Termination Date of August 24, 2001. Each Portfolio Series has a Mandatory Termination Date of February 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired- generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate) at the Evaluation Time on the business day preceding the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

Page 15


                                                             Cost of
                                                             Securities       Profit
                                                             to Sponsor       (Loss)
                                                             _________        _______
Communications Select Portfolio Series                       $  149,873       $ (1,404)
Semiconductor Select Portfolio, Series 2                        151,027         (2,589)
Communications Portfolio, Series 6                              149,873         (1,404)
Japan Portfolio Series                                        2,402,669        (55,408)
Semiconductor Portfolio, Series 4                               151,027         (2,589)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Each Security contained in the Japan Portfolio Series represents the common stock of a foreign company which trades directly on a foreign securities exchange.

                      The FT Series

The FT Series Defined.


We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 411, consists of five separate portfolios set forth below:


- Communications Select Portfolio Series
- Semiconductor Select Portfolio, Series 2
- Communications Portfolio, Series 6
- Japan Portfolio Series
- Semiconductor Portfolio, Series 4

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.


Communications Select Portfolio Series and Communications Portfolio, Series 6 each consist of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products, wireless communications and semiconductors.


The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are beginning to concentrate on more high-tech and high-growth areas such as wireless communications, the Internet, and digital technology. With Internet usage continuing to increase and the number of wireless subscribers worldwide nearly tripling over the last three years, the potential opportunities for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

Consider the following factors:

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that the number of global wireless subscriptions has grown to approximately 250 million, making it one of the fastest growing segments of the telecommunications industry.

- The growing popularity of the Internet is creating greater demand for data traffic. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The transition from copper wiring to fiber optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.


Japan Portfolio Series consists of a portfolio of common stocks of leading Japanese companies.


Why Invest Internationally? Historically, American investors have found substantial investment opportunities right here in the United States. However, world markets are expanding, companies are growing, and trade is increasing, creating new opportunities for investors. In fact, nearly half of the world market capitalization now lies outside the United States compared to 1970 when U.S. companies represented over 65% of the world market capitalization.

Diversification is the principal advantage of overseas investing.
Historically, by diversifying beyond a single market investors have been able to reduce the volatility and enhance the returns of their portfolio over time.

Why Japan? Japan represents the second largest economy in the world. It alone accounts for approximately two thirds of all East Asian economic activity. Recent economic turmoil has forced a restructuring of a number of Japanese corporations and banks, and has forced the Japanese government to open select markets to more global trade and investments. One of the most positive results of the restructuring has been an increase in strategic alliances between companies.

As more Japanese corporate leaders see the benefits that partnering can have on their bottom line, we believe that both merger and acquisition activity and partnerships with companies outside of Japan could increase. Foreign money is also being poured into Japanese high-growth technology industries like mobile phones and the Internet. The Internet signifies an opportunity for further restructuring by cutting out the middleman in a "middleman economy." In our opinion, increased Internet usage by both individuals and businesses has the potential to lower a company's costs and increase its overall efficiency. However, Internet access does not come cheaply in Japan. Recently, a number of companies have entered the market hoping to cut the cost of access by as much as half. By offering more affordable Internet service, these companies are attempting to make the Internet more accessible to more users.

Consider the following factors:

- International diversification is widely considered one of the best ways of reducing risk by decreasing dependency on the performance of a single economy.

- Between 1970 and 1998, Japan had one of the lowest correlations to the U.S. market of any of the major foreign markets.

- We estimate that Japan's 18 million Internet users will increase significantly by 2003. We believe that a shift to more Internet usage could help boost the Japanese economy by allowing companies to eliminate middlemen.


- The mobile-phone penetration rate is close to 50%, which is almost twice the rate in America.


- Merger and acquisitions surged 343% in 1999 in Japan. This record amount is a signal of the quickening pace of deregulation and corporate restructuring in Japan.

Semiconductor Select Portfolio, Series 2 and Semiconductor Portfolio, Series 4 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong, as worldwide PC shipments increased by 28%, year-to-year in the second quarter of 1999. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. There were over 180 million cellular phones produced in 1998, topping the number of PC's and TV's currently being produced. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, the supply of chips used for Internet infrastructure is expected to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available; a simple case of supply and demand. Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants.

The build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

The following factors support our positive outlook for the semiconductor industry:


- Worldwide semiconductor sales rose to $13.4 billion in October of 1999, the highest monthly sales number in the history of the semiconductor industry, surpassing the previous record of $13.19 billion set in November of 1995.


- The Semiconductor Industry Association predicts that worldwide sales of chips will top $144 billion in 1999, as the industry enters its first sustained recovery since 1995.


- Sales to the Japan and Asia/Pacific regions declined by 19.2% and 4.4% respectively in 1998, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 24.6% in the Asia/Pacific region and 22.6% in Japan year-to-year through October of 1999.

You should be aware that predictions stated herein for the above industries, sectors or country may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry, sector or country as a whole and the performance of each Trust is expected to differ from that of its comparative industry, sector or country. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.


                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and/or foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of each of the Communications Portfolios are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Technology Industry. The Semiconductor Portfolios are considered to be concentrated in Securities issued by companies which are involved in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Trust and its service providers do not appear to have been adversely affected by computer problems related to the transition to the year 2000. However, these problems could arise or be discovered in the future. We are unable to determine what impact the Year 2000 Problem has had or will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.



Foreign Stocks. Certain of the Securities in the Communications Portfolios and the Semiconductor Portfolios and all of the Securities in the Japan Portfolio Series are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. With the exception of the Japan Portfolio Series, these Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. All of the Securities in the Japan Portfolio Series are listed on a foreign securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.



The purchase and sale of the Securities in the Japan Portfolio Series will generally occur only in foreign securities markets. Although we do not believe that the Japan Portfolio Series will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of the Securities in the Japan Portfolio Series is maintained by Euroclear, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.



Japan. The Japan Portfolio Series is considered to be concentrated in common stocks of Japanese issuers. Global financial markets have begun to respond to a sense of increased political stability in Japan and have recognized that progress has been made in deregulation, as well as bank and other industry sector reorganizations in recent months. However, some uncertainty remains as to the future of Japan's governing coalition, the division of responsibility between legislative and key administrative bodies with respect to key economic and financial policies, and the effects of this division on the Japanese economy and stock market.


Japan remains in the worst recession since World War II and continues to experience, in some measure, increased unemployment, price deflation, weakened real estate prices and weak currency. In addition, structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut Japan's economic recovery.


An investment in the Japan Portfolio Series may not be appropriate for investors unable or unwilling to assume the increased risks of higher price volatility and currency fluctuations associated with an investment in Japanese securities trading in non-U.S. currencies.



Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Japan Portfolio Series) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.



To determine the value of Securities in the Japan Portfolio Series or their dividends, the Evaluator will estimate current exchange rate for the relevant currency based on activity in the foreign currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rate estimated by the Evaluator may not reflect the amount the Japan Portfolio Series would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.


            Portfolio Securities Descriptions

Both the Communications Select Portfolio Series and the Communications Portfolio, Series 6 contain common stocks of the following companies:


Communications Services (Domestic)
__________________________________



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Communications Services (Foreign)
_________________________________



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, offers telecommunications services through its subsidiaries including local and long-distance telephone, data communications, mobile telephone, satellite communications, teleconferencing, Internet access and video-conferencing services. The company also sells telecommunications equipment to the public through its retail stores.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Telefonos de Mexico S.A. (ADR), headquartered in Mexico City, Mexico, provides national and international long-distance and local telephone services to residential and commercial customers throughout Mexico. The company also participates in Guatemalan and U.S. markets.



Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation , headquartered in Brampton, Ontario,
Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics
_____________



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Wireless Communications
_______________________



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.



Semiconductors
______________



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



The Japan Portfolio Series contains common stocks of the following companies:


Automobiles
____________


Honda Motor Co., Ltd., headquartered in Tokyo, Japan, develops, manufactures and distributes automobiles, motorcycles, farm machinery and generators through manufacturing facilities in Brazil, Canada, France, Italy, the United Kingdom and the United States. The company also manages a finance service business.



Toyota Motor Corporation, headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.


Chemicals
_________


Shin-Etsu Chemical Co., Ltd., headquartered in Tokyo, Japan, produces and distributes synthetic resins and organic/inorganic chemicals, including agrochemicals such as fertilizers, through its operations in Japan and internationally. The company also manufactures electronic materials including semiconductor silicon and synthetic and rare earth quartz.


Computer Hardware
_________________


Fujitsu Limited, headquartered in Tokyo, Japan, manufactures semiconductor, computer and communications equipment as well as providing information technology and network solutions for the global marketplace.


Communications Equipment
_________________________

NEC Corporation, headquartered in Tokyo, Japan, with worldwide operations, manufactures and markets computers, telecommunication devices, electric appliances, circuit boards and medical equipment instruments. The company's primary corporate focus is the integration of computers and communications.


Consumer Electronics
____________________


Matsushita Electric Industrial Company, Ltd., headquartered in Osaka, Japan, produces and markets electric and electronic products through its worldwide operations. The company sells its products under the brand names "National," "Panasonic," "Technics," "Quasar," "Victor" and "JVC."



Sharp Corporation, headquartered in Osaka, Japan, manufactures consumer and industrial electronics and sells its products worldwide. The company's products include audio and communication equipment, information equipment and personal computers.



Sony Corporation, headquartered in Tokyo, Japan, develops and manufactures consumer and industrial electronic equipment including audio and video equipment, televisions, semiconductors, electronic components, computers and computer peripherals, and telecommunication equipment.


Consumer Finance
_______________


ACOM Co., Ltd., headquartered in Tokyo, Japan, is a consumer financing company that provides financial services such as unsecured, secured and installment loans, and rental services.


Cosmetics
_________


Fancl Corporation, headquartered in Yokohama, Japan, produces and sells naturally-based cosmetics and skin care products through its own retail stores. The company also produces nutritional supplements and health foods for older consumers.


Electrical Equipment
_____________________


Hitachi Ltd., headquartered in Tokyo, Japan, manufactures communications and electronic equipment, heavy electronic and industrial machinery, and consumer electronics. The company's subsidiaries are involved in the chemical, wire and cable, shipbuilding, and aerospace industries.


Electronic Components
______________________


Citizen Electronics Co., Ltd., headquartered in Fujiyoshida, Japan, manufactures and sells electronics products used for computers, office equipment, information display devices, car electronics, mobile telecommunications devices, and audio-visual and medical equipment.



Kyocera Corporation, headquartered in Kyoto, Japan, designs and produces fine ceramic parts, ceramic IC packages and electronic components, as well as optical instruments. The Company is a global producer of high tech solutions in the fields of electronics, telecommunications, metal processing, automotive components and optics.



Murata Manufacturing Co., Ltd., headquartered in Kyoto, Japan, is an integrated electronic components manufacturer. The company's products include microwave components for communication equipment, filters for audio-visual equipment, noise suppression products, capacitors, thermistors, resisters and resonators.



Taiyo Yuden Co., Ltd., headquartered in Tokyo, Japan, manufactures and markets ceramic capacitors, inductors, hybrid integrated circuits, ferrite and other electronic components and optical recording products.


Internet
_________


SOFTBANK Corp., headquartered in Tokyo, Japan, provides software and peripheral hardware equipment for PCs; publishes books and magazines regarding PC software, hardware, games and computer terms; provides consulting services and technical support of computer networks and system integration; and provides information and other miscellaneous services relating to computers.


Office Equipment
__________________


Canon Inc., headquartered in Tokyo, Japan, manufactures office, camera and video equipment that includes color laser and high speed copiers, mid-range copiers, 35mm cameras and video equipment. The company also produces and markets computer peripherals and manufactures aligners for semiconductor chip production, broadcasting lenses and medical equipment.

Ricoh Company, Ltd., headquartered in Tokyo, Japan, is one of the world's leading suppliers of office automation equipment including copiers, facsimile machines, data processing systems and related supplies. The company also produces state-of-the-art electronic devices and photographic equipment


Pharmaceutical
________________


Sankyo Company, Ltd., headquartered in Tokyo, Japan, is a pharmaceutical manufacturer that primarily produces ethical drugs with an emphasis on immunity anticancer agents. The company is also involved in the production of over-the-counter drugs, agrochemicals and veterinary medical products.



Takeda Chemical Industries, Ltd., headquartered in Osaka, Japan, researches and develops new drugs and produces and sells healthcare-related products including pharmaceuticals, foods, vitamins, chemicals, agrochemicals and environmental materials.



Yamanouchi Pharmaceutical Co., Ltd., headquartered in Tokyo, Japan, is a pharmaceutical manufacturer of products for both human and veterinary use. The company also produces cosmetics and health foods.


Retail
_________


Ito-Yokado Co., Ltd., headquartered in Tokyo, Japan, operates supermarkets domestically. The company's subsidiaries, including "Seven-Eleven Japan," "Denny's Japan" and "Robinson's Japan," operate a variety of businesses such as convenience stores, restaurants and department stores.


Security
________


SECOM Co., Ltd., headquartered in Tokyo, Japan, provides comprehensive security services and manufactures online centralized security systems, home security systems, home medical services and online computer-aided education services. The company has operations in the Pacific Rim, the United Kingdom and the United States.


Semiconductor & Semiconductor Equipment
________________________________________


ROHM Co., Ltd., headquartered in Kyoto, Japan, manufactures custom linear integrated circuits and semiconductor devices used primarily in consumer electronics. The company's subsidiaries include "Wako Electric" and "Apollo Electronics."



Tokyo Electron Ltd., headquartered in Tokyo, Japan, produces and sells semiconductor manufacturing equipment and imports integrated circuit products.


Telecommunication Services
______________________________


Hikari Tsushin, Inc., headquartered in Tokyo, Japan, is a local and international telecommunication service subscription agency. The company also owns telecommunication services stores and sells office automation equipment.



NTT Data Corporation, headquartered in Tokyo, Japan, is a subsidiary of Nippon Telegraph & Telephone Corporation and provides a variety of data communication and system development services to the business and government sectors.



NTT Mobile Communications Network, Inc., headquartered in Tokyo, Japan, provides various types of telecommunication services and sells cellular phones, personal handyphone systems ("PHS"), car phones and pagers.


Video Games & Software
______________________


Konami Co., Ltd., headquartered in Tokyo, Japan, develops and sells video game software and arcade game machines for amusement facilities. The company also develops "Pachinko" systems and manages amusement facilities.



Nintendo Company Ltd., headquartered in Kyoto, Japan, manufactures and markets video games including "Super Nintendo," "Nintendo 64
Entertainment Systems" and a portable hand-held video game called "Game
Boy."


Both the Semiconductor Select Portfolio, Series 2 and the Semiconductor Portfolio, Series 4 contain common stocks of the following companies:

Semiconductors


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, makes and sells a broad line of high-performance linear, mixed signal and digital integrated circuits that address a wide range of real-world signal processing applications.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



LSI Logic Corporation, headquartered in Milpitas, California, designs, develops, makes and sells application-specific integrated circuits.




Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Microchip Technology Inc., headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.




Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.



STMicroelectronics NV (ADR), headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Texas Instruments, Inc., headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells CMOS programmable logic devices and related design software including field programmable gate arrays and erasable programmable logic devices.


Semiconductor Equipment


ASM Lithography Holding NV, headquartered in Veldhoven, the Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, manufactures and markets semiconductor wafer fabrication equipment and related spare parts to semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Novellus Systems Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Teradyne, Inc., headquartered in Boston, Massachusetts, makes electronic test systems and software for use in the electronics industry, and backplane connection systems for the military/aerospace, telecommunications and computer industries.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.



Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.


Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary with the purchase price of your Units. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. This initial sales charge is actually the difference between the maximum sales charge (3.25% of the Public Offering Price in the case of the Select Portfolio Series and 4.50% of the Public Offering Price in the case of the Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit in the case of the Select Portfolio Series and $.350 per Unit in the case of the Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.



Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from September 20, 2000 through January 19, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price in the case of the Select Portfolio Series or more than 3.5% of the Public Offering Price in the case of the Portfolio Series. The maximum sales charge assessed during the initial offering period will be 3.25% of the Public Offering Price (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) in the case of the Select Portfolio Series or 4.50% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) in the case of the Portfolio Series.



If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent February 28, commencing February 28, 2001, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust subject only to that portion of the sales charge retained by the Sponsor. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of the Securities in the Japan Portfolio Series during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.


After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of the Securities in the Japan Portfolio Series is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.


                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.



For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after February 28, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of each Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                         Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%


Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.


Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts
 (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value during the life of such Trust. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;


- Foreign custodial and transaction fees; and/or


- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


With the exception of Unit holders of the Japan Portfolio Series, if you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust (other than the Japan Portfolio Series) the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                   FIRST TRUST (registered trademark)

                 COMMUNICATIONS SELECT PORTFOLIO SERIES
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 2
                   COMMUNICATIONS PORTFOLIO, SERIES 6
                         JAPAN PORTFOLIO SERIES
                    SEMICONDUCTOR PORTFOLIO, SERIES 4
                                 FT 411

                                Sponsor:

                       NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-30268) and


- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                            February 24, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 411 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated February 24, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
   Exchange Rate                                               2
Concentrations
   Communications                                              3
   Japan                                                       4
   Semiconductors                                              4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Exchange Rate. The Japan Portfolio is comprised entirely of Securities that are principally traded in a foreign currency and as such, involve investment risks that are substantially different from an investment in a trust which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rate for the relevant currency. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.



The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.



Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.



The following table sets forth, for the periods indicated, the range of fluctuation concerning the end of month equivalent U.S. dollar rate of exchange for the Japanese yen:



         Foreign Exchange Rates
Range of Fluctuations in Foreign Currencies


Annual    Japanese Yen/
Period    U.S. Dollar
_____     __________
1983      226.75-247.05
1984      222.70-251.60
1985      200.25-262.80
1986      152.00-202.70
1987      121.25-159.40
1988      121.10-136.52
1989      123.60-149.62
1990      125.05-159.90
1991      124.90-141.90
1992      119.31-134.53
1993      101.02-126.10
1994       96.60-113.06
1995       80.63-104.55
1996      103.45-116.21
1997      111.26-130.88
1998      113.60-147.26
1999      101.64-124.32

Source: Bloomberg L.P.



The Evaluator will estimate the current exchange rate for the relevant currency based on activity in the currency exchange market. However, since this market is volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rate estimated by the Evaluator may not be indicative of the amount in United States dollars the Japan Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).


Concentrations

Communications. An investment in Units of the Communications Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Japan. An investment in Units of the Japan Portfolio Series should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The Japan Portfolio Series contains common stocks of Japanese companies trading on the Tokyo Stock Exchange (the "TSE").

Although the market for Japanese stocks traded on the First Section of the TSE is substantial in terms of trading volume and liquidity, the TSE has nonetheless exhibited significant market volatility in the past several years. The general weakness in TSE prices since 1989 has adversely affected financial institutions (including banks and insurance companies) heavily invested in the market, in turn contributing to weakness in the Japanese economy.

Reports of official improprieties, resignations and political realignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

The Japanese economy is experiencing its worst recession since World War II in the 1990s and the economy has been largely stagnant since October 1993. Strains on the financial system in the form of non-performing loans and financial institutions and real estate companies have been one of the major causes of Japan's economic weakness. The bad debt problem has required and may continue to require disproportionate contributions by major banks, and has contributed to insolvency of several major financial institutions as well as the restriction of credit in the domestic economy. Japanese exports could be adversely affected by pressure from trading partners-particularly the United States-to improve trade imbalances.


While real estate assets have continued to stagnate, certain other aspects of the domestic economy have deteriorated. Declining consumer demand, reduced capital investment by corporations, the direct and indirect effects of weakening currencies elsewhere in Asia and other factors have adversely affected the profitability of Japanese corporations. Lending by commercial banks has been constrained by capital adequacy considerations, leading to a credit crunch that has adversely affected borrowers dependent upon banks for financing. Certain large financial institutions have failed, contributing to instability in the financial sector. While the Government has undertaken certain measures to simulate the domestic economy and to support financial institutions, the impact of such measurers has been limited.



For most of the 1990s, Japanese securities markets experienced significant declines. Although the stock market has exhibited some strength recently, it is not possible to determine whether this will continue.


Technology. An investment in Units of the Semiconductor Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 411, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; and FT 412 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 411, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 24, 2000.

                              FT 411

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   February 24, 2000
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated February 24, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-30268) and related Prospectus of FT 411.



                                               ERNST & YOUNG LLP


Chicago, Illinois
February 24, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 411 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6